Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 46 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2019. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Kent P. Thexton	/s/ David G. McLennan
Kent P. Thexton	David G. McLennan
President and	Chief Financial Officer
Chief Executive Officer

March 10, 2020
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 3 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 10, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sierra Wireless, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Sierra Wireless, Inc.’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sierra Wireless, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Sierra Wireless, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive earnings (loss), equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 10, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Vancouver, Canada
March 10, 2020

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2019	2018	2017
Revenue (note 6)
loT Solutions	$377,808	$373,937	$303,057
Embedded Broadband	335,705	419,665	387,670
	713,513	793,602	690,727

Cost of Sales
loT Solutions	237,650	234,335	195,815
Embedded Broadband	255,873	294,696	260,673
	493,523	529,031	456,488
Gross margin	219,990	264,571	234,239

Expenses
Sales and marketing	92,093	88,587	75,135
Research and development (note 7)	86,473	93,707	82,653
Administration	48,827	61,582	42,904
Restructuring (note 8)	28,160	7,115	1,076
Acquisition-related and integration	974	3,962	8,195
Impairment (note 19, 17)	877	—	3,668
Loss on disposal of iTank business (note 5(a))	—	2,064	—
Amortization	20,607	25,829	20,508
	278,011	282,846	234,139
Earnings (loss) from operations	(58,021)	(18,275)	100
Foreign exchange gain (loss)	(1,296)	(5,470)	7,550
Other income (expense) (note 9)	(301)	51	67
Earnings (loss) before income taxes	(59,618)	(23,694)	7,717
Income tax expense (note 10)	10,920	916	3,199
Net earnings (loss)	$(70,538)	$(24,610)	$4,518
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(4,070)	(6,670)	11,950
Comprehensive earnings (loss)	$(74,608)	$(31,280)	$16,468

Net earnings (loss) per share (in dollars) (note 12)
Basic	$(1.95)	$(0.68)	$0.14
Diluted	(1.95)	(0.68)	0.14
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	36,166	36,019	32,356
Diluted	36,166	36,019	32,893
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$75,454	$89,076
Restricted cash	3,629	221
Accounts receivable (note 13)	131,432	171,725
Inventories (note 14)	54,291	50,779
Prepaids and other (note 15)	19,256	11,703
	284,062	323,504
Property and equipment, net (note 16)	39,924	39,842
Operating lease right-of-use assets (note 19)	25,609	—
Intangible assets, net (note 17)	70,072	84,890
Goodwill (note 18)	207,595	211,074
Deferred income taxes (note 10)	2,096	11,751
Other assets	9,982	12,855
	$639,340	$683,916
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 20)	$173,556	$184,220
Deferred revenue	10,610	6,213
	184,166	190,433
Long-term obligations (note 21)	43,774	43,250
Operating lease liabilities (note 19)	25,154	—
Deferred income taxes (note 10)	4,921	6,103
	258,015	239,786
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,233,361 shares (December 31, 2018 — 36,067,415 shares)	435,532	432,552
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 44,487 shares (December 31, 2018 — 119,584 shares)	(370)	(1,965)
Additional paid-in capital	38,212	30,984
Retained deficit	(78,833)	(8,295)
Accumulated other comprehensive loss (note 22)	(13,216)	(9,146)
	381,325	444,130
	$639,340	$683,916
Commitments and contingencies (note 27)
Subsequent event (note 28)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Robin A. Abrams	/s/ Paul G. Cataford
Robin A. Abrams	Paul G. Cataford
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2016	31,859,960	$342,450	355,471	$(5,134)	$24,976	$13,938	$(14,426)	$361,804
Common share cancellation	(170,217)	(1,825)	—	—	—	(954)	—	(2,779)
Stock option exercises (note 11)	500,184	8,122	—	—	(2,282)	—	—	5,840
Stock-based compensation (note 11)	—	—	—	—	10,341	—	—	10,341
Distribution of vested RSUs	90,751	1,788	(132,832)	1,918	(5,073)	—	—	(1,367)
Issue of shares on Numerex acquisition, net of share issue cost of $132 (note 5(b))	3,580,832	77,213	—	—	—	—	—	77,213
Net earnings	—	—	—	—	—	4,518	—	4,518
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	11,950	11,950
Balance as at December 31, 2017	35,861,510	$427,748	222,639	$(3,216)	$27,962	$17,502	$(2,476)	$467,520
Common share cancellation (note 23)	(161,500)	(1,933)	—	—	—	(1,187)	—	(3,120)
Stock option exercises (note 11)	221,262	3,621	—	—	(985)	—	—	2,636
Stock-based compensation (note 11)	—	—	—	—	13,060	—	—	13,060
Purchase of treasury shares for RSU distribution	—	—	161,000	(2,808)	—	—	—	(2,808)
Distribution of vested RSUs	146,143	3,116	(264,055)	4,059	(9,053)	—	—	(1,878)
Net loss	—	—	—	—	—	(24,610)	—	(24,610)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(6,670)	(6,670)
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130
Stock option exercises (note 11)	47,231	690	—	—	(202)	—	—	488
Stock-based compensation (note 11)	—	—	—	—	12,930	—	—	12,930
Purchase of treasury shares for RSU distribution	—	—	68,500	(674)	—	—	—	(674)
Distribution of vested RSUs	118,715	2,290	(143,597)	2,269	(5,500)	—	—	(941)
Net loss	—	—	—	—	—	(70,538)	—	(70,538)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,070)	(4,070)
Balance as at December 31, 2019	36,233,361	$435,532	44,487	$(370)	$38,212	$(78,833)	$(13,216)	$381,325
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2019	2018	2017
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(70,538)	$(24,610)	$4,518
Items not requiring (providing) cash
Amortization	33,177	39,150	30,503
Stock-based compensation (note 11(a))	12,930	13,060	10,341
Deferred income taxes (note 10)	8,711	(1,685)	824
Impairment (note 19, 17)	877	—	3,668
Loss on disposal of iTank business (note 5(a))	—	2,064	—
Unrealized foreign exchange loss (gain)	1,122	5,973	(8,507)
Other	1,218	279	(55)
Changes in non-cash working capital
Accounts receivable	37,965	(5,526)	(12,665)
Inventories	(3,712)	1,508	(6,806)
Prepaids and other	(8,611)	(3,525)	(5,334)
Accounts payable and accrued liabilities	(12,069)	21,944	(17,750)
Deferred revenue	5,792	(1,402)	335
Cash flows provided by (used in) operating activities	6,862	47,230	(928)
Investing activities
Additions to property and equipment	(16,494)	(18,166)	(14,100)
Additions to intangible assets	(3,779)	(2,933)	(1,706)
Proceeds from sale of property and equipment	98	93	35
Proceeds from sale of investment	3,303	—	—
Proceeds from sale of iTank business (note 5(a))	500	5,000	—
Acquisitions, net of cash acquired:
Numerex Corp. (note 5(b))	—	—	(18,725)
GNSS business of GlobalTop (note 5(c))	—	—	(3,145)
Cash flows used in investing activities	(16,372)	(16,006)	(37,641)
Financing activities
Issuance of common shares, net of issuance cost	488	2,636	5,708
Repurchase of common shares for cancellation (note 23)	—	(3,120)	(2,779)
Purchase of treasury shares for RSU distribution	(674)	(2,808)	—
Taxes paid related to net settlement of equity awards	(941)	(1,878)	(1,367)
Payment for contingent consideration	—	(130)	(1,397)
Decrease in other long-term obligations	(535)	(627)	(436)
Cash flows used in financing activities	(1,662)	(5,927)	(271)
Effect of foreign exchange rate changes on cash and cash equivalents	958	(1,224)	1,292
Cash, cash equivalents and restricted cash, increase (decrease) in the year	(10,214)	24,073	(37,548)
Cash, cash equivalents and restricted cash, beginning of year	89,297	65,224	102,772
Cash, cash equivalents and restricted cash, end of year	$79,083	$89,297	$65,224
Supplemental cash flow information (note 24)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

1.	NATURE OF OPERATIONS

Sierra Wireless, Inc., together with its subsidiaries (collectively, "the Company", "we", "our") was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is an Internet of Things (“IoT”) pioneer that empowers businesses and industries to transform and thrive in the connected economy.  Sierra Wireless provides integrated Device-To-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and Original Equipment Manufacturers (“OEMs”) worldwide rely on our expertise to deliver fully-integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected loT products and services.

We have sales, engineering, and research and development teams located in offices around the world. The primary markets for our products are North America, Europe and Asia Pacific.

Our segments have changed from those reported at December 31, 2018 when we previously reported three segments. We implemented a new organizational structure during the first quarter of 2019 to clearly delineate our Device-to-Cloud IoT solutions activities and now have two reportable segments effective first quarter of 2019: (i) the IoT Solutions segment and (ii) the Embedded Broadband segment. We have adjusted our comparative information to align with this new segmentation.

IoT Solutions	Integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space.

Embedded Broadband	High-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a)	Basis of consolidation

Our consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)	Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to revenue recognition, such as determining the nature and timing of satisfaction of performance obligations, determining the standalone selling price of performance obligations, and variable consideration; inventory obsolescence; estimated useful lives of long-lived assets; valuation of intangible assets; goodwill; royalty and warranty accruals; other liabilities; stock-based compensation; allowance for doubtful accounts receivable; income taxes; restructuring costs; contingent consideration and commitments

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

and contingencies, based on currently available information.  Actual amounts could differ from estimates.

(c)    Revenue recognition

Product revenue includes sales from embedded cellular modules, short range and GNSS wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Recurring and other services revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Recurring and other services revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in Accounts payable and accrued liabilities in our consolidated balance sheets.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

The following table provides the changes in contract balances:

	As at December 31,		Change
	2019	2018

Contract assets	$1,688	$1,953	$(265)
Deferred revenue - current	10,610	6,213	4,397
Deferred revenue - noncurrent	8,078	6,317	1,761

For the year ended December 31, 2019, $6,085 of deferred revenue was recognized in revenue that was included in the contract liability balance as of December 31, 2018 (2018 - $5,476).

(d)	Research and development costs

Research and development costs are expensed as they are incurred, with the exception of certain software development costs principally related to software coding, designing system interfaces and installation, and testing of the software, that we capitalize once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

(e)	Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(f)	Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. We base our estimate on the smallest saleable unit (“SSU”) principle (i.e., the principle that any royalty obligations

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology.

(g)	Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)	Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in Income tax expense.

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense.

(i)	Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the awards' vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security and is expensed over the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

awards' vesting period using the straight-line method. Compensation cost for performance-based restricted share units is measured using a Monte Carlo valuation model. We account for forfeitures in compensation expense when they occur.

(j)	Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(k)	Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in Net earnings (loss) for the period.

We have foreign subsidiaries that are considered self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 22, Accumulated other comprehensive loss.

(l)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. The carrying amounts approximate fair value due to the short-term maturities of these instruments.

(m)	Allowance for doubtful accounts receivable

We maintain an allowance for our accounts receivable for estimated losses that may result from our customers’ inability to pay.  We determine the amount of the allowance by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, insured amounts, if any, and changes in customer payment cycles and credit-worthiness.  Amounts later determined and specifically identified to be uncollectible are charged against this allowance. If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(n)	Financing receivables

We lease certain hardware devices to a small number of hardware distributors under sales-type leases which have terms ranging from 10 months to 48 months and bear interest at 2%.

We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance.

(o)	Derivatives

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

(p)	Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.

We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory.  If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

(q)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Monitoring equipment	3-5 years
Network equipment	3-7 years

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Research and development equipment related amortization is included in Research and development expense.  Tooling, production, monitoring and certain network equipment related amortization is included in cost of goods sold.  All other amortization is included in Amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income (expense).

(r)	Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
In-process research and development	—	over the estimated life

In-process research and development (“IPRD”) are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in Research and development expense. All other amortization is included in Amortization expense.

(s)    Leases

At inception of a contract, we apply judgment in assessing whether a contract is or contains a lease. This assessment involves determining whether we have control over the identified asset for a period of time in exchange for consideration. Operating leases are included in Operating lease right-of-use ("ROU") assets, Accounts payable and accrued liabilities, and Operating lease liabilities in our consolidated balance sheets. Finance leases are included in Property and equipment, Accounts payable and accrued liabilities, and Long-term obligations in our consolidated balance sheets.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at commencement date based on the present value of lease payments over the lease term. We use the incremental borrowing rate as the discount rate for leases as the rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest on a collateralized basis with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset also includes any prepaid lease payments, initial direct costs and lease incentives. Our lease terms include non-cancelable periods and include options to renew the lease when it is reasonably certain that we will exercise that option.
Operating lease cost for lease payments is recognized on a straight-line basis over the term of the lease. Our lease agreements have lease and non-lease components, which we have elected to account for as a single lease cost.
We have elected not to record right-of-use assets and lease liabilities for short-term leases with a term of 12 months or less and recognize these short term leases to profit or loss on a straight-line basis over the lease term.

(t)	Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination.

Goodwill has an indefinite life, is not amortized, and is subject to a two-step impairment test on an annual basis, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. If the carrying amount exceeds the implied fair value of the goodwill, the second step measures the amount of the impairment loss.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(u)	Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(v)	Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(w)	Investment tax credits

In Canada and the United States, investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  In France, the investment tax credits are reported as a reduction of cost as the credits are refundable irrespective of taxable income.

(x)	Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the current year presentation.

3.	RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize ROU assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  We adopted the standard effective January 1, 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date, rather than as of the first date of the earliest period presented.  We elected the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  We also elected the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the lease term, and to not separate the lease and non-lease components for all of our leases. Refer to Note 19 Leases.

Upon adoption of Topic 842 effective January 1, 2019, we recognized operating lease liabilities of $31.5 million and corresponding ROU assets of $27.0 million. The $4.5 million difference between operating lease liabilities and right-of-use assets recognized is due to deferred rent and exit cost accruals recorded under prior lease accounting standards. Topic 842 requires such balances to be reclassified against ROU assets at transition. In future periods such balances will not be presented separately. Our accounting for finance leases remains substantially unchanged.

4.	CHANGES IN FUTURE ACCOUNTING STANDARDS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This update will replace the incurred loss impairment methodology for credit losses on financial instruments with a methodology that requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company will adopt the new standard in its first quarter of 2020. We are currently assessing the impact of the new standard on our financial statements.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective after December 15, 2019. The Company will adopt this standard in the first quarter of 2020. After the adoption of this standard, which will be applied prospectively, we will follow a one-step model for goodwill impairment. We do not anticipate this pronouncement to have a significant impact on our consolidated financial statements.

5.	ACQUISITIONS AND DISPOSALS

(a)     Disposal of Remote Tank Monitoring Business

On December 31, 2018, we completed the sale of substantially all of the assets and liabilities of our remote tank monitoring business ("iTank") for total proceeds of $6.0 million, as it was not deemed to be either a core business or part of our strategic focus.  The Company received $5.0 million in cash consideration at closing with the remaining $1.0 million held in escrow.  The amount in escrow was to be held up to 12 months with $0.8 million contingent on meeting certain milestone events and the remaining $0.2 million to secure the purchaser's rights of indemnification under the asset sale agreement.

In 2018, the Company recognized a loss of $2.1 million, which is included in Loss on disposal of iTank business in the Company's consolidated statements of operations, net of $0.2 million in transaction related costs.  Prior to the disposal, iTank was part of our IoT Solutions reporting segment and $2.1 million of goodwill was de-recognized and included within the net assets disposed of.

During the year ended December 31, 2019, we received $0.5 million of escrow payments. As of December 31, 2019, $0.5 million continues to be held in escrow. However, the release of a portion of this amount is under dispute with the purchaser.

(b)     Acquisition of Numerex Corp.

On December 7, 2017, we completed the stock-for-stock merger transaction to acquire Numerex Corp. ("Numerex"). In accordance with the Agreement and Plan of Merger dated August 2, 2017, by and among the Company, Numerex and Wireless Acquisition Sub, Inc. we issued 3,580,832 common shares as merger consideration in exchange for all of the outstanding shares of Numerex common stock and certain outstanding Numerex equity awards and warrants. Additionally, approximately $20.2 million in aggregate was paid at closing to retire outstanding Numerex debt.

Total consideration for the acquisition is as follows:

Issuance of common shares	$77,346
Debt extinguishment	20,155
$97,501

We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective fair values as at December 7, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The allocation of the purchase price to goodwill was completed as of September 30, 2018.

The following table summarizes the final values assigned to the assets acquired and liabilities assumed at the acquisition date:

Cash	$1,430
Deferred income tax asset	1,049
Property and equipment	7,244
Identifiable intangible assets	45,890
Goodwill	51,658
Other working capital	(8,623)
Long-term obligations	(1,147)
Fair value of net assets acquired	$97,501

Goodwill of $51.7 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our position as a leading global IoT pure-play and significantly increase our subscription-based recurring services revenue.  Goodwill is assigned to the IoT Solutions segment and approximately $4.0 million is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	9 years	$26,390
Existing technology	3 years	10,220
Brand	13 years	9,280
		$45,890

The following table presents the unaudited pro forma results for the year ended December 31, 2017 and 2016. The pro forma financial information combines the results of operations of Sierra Wireless, Inc. and Numerex as though the businesses had been combined as of the beginning of fiscal 2016. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2016. The unaudited pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, and related tax effects.

	Year ended December 31,
	2017	2016
Pro forma information
Revenue	$747,719	$686,252
Loss from operations	(8,973)	(5,205)
Net loss	(3,577)	(7,334)

Basic and diluted loss per share (in dollars)	$(0.10)	$(0.21)

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

(c)     Acquisition of GNSS business of GlobalTop

On March 31, 2017, we completed the acquisition of substantially all of the assets of the Global Navigation Satellite System ("GNSS") embedded module business of GlobalTop Technology Inc. ("GlobalTop") for total cash consideration of $3.1 million. GlobalTop is a Taiwan-based business that specializes in the development and manufacture of a wide variety of GNSS modules and serves customers around the world.

The acquisition builds on our strategy to expand our product offerings beyond cellular, Wi-Fi and Bluetooth, servicing customers in the automotive, telematics and asset tracking markets.

We accounted for the transaction using the acquisition method and accordingly, we have recorded the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values as at March 31, 2017. The excess of the purchase price over the final value assigned to the net assets acquired was recorded as goodwill.

The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Assets acquired
Inventory	$604
Property and equipment	175
Identifiable intangible assets	1,160
Goodwill	1,206
Fair value of net assets acquired	$3,145

Goodwill of $1.2 million resulting from the acquisition consists largely of the expectation that the acquisition will expand our embedded solution portfolio for OEM customers in the key markets we serve. Goodwill is deductible for tax purposes.

The following table provides the components of the identifiable intangible assets acquired:

	Estimated useful life	Amount
Customer Relationships	5 years	$640
Existing Technology	3 years	410
Backlog	11 months	110
		$1,160

The amount of revenue and net earnings from the GNSS business included in our consolidated statements of operations from the acquisition date, through the year ended December 31, 2017, was $3.4 million and $nil, respectively. There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

6.	SEGMENTED INFORMATION

Our segments have changed from those reported at December 31, 2018 when we previously reported three segments. We implemented a new organizational structure during the first quarter of 2019 to clearly delineate our Device-to-Cloud IoT solutions activities and now have two reportable segments effective the first quarter of 2019. We have reclassified our comparative information.
IoT Solutions
Our IoT Solutions segment is focused on integrated end-to-end IoT solutions that include recurring connectivity services, cloud platform, software and devices (cellular modules or cellular gateways) targeted primarily at enterprises and OEM in the IoT space. In this segment, we have the opportunity to provide connectivity services and solutions to the customer along with our cloud platform, devices and management tools.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Automobile, Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed fourth generation ("4G") Long- Term Evolution ("LTE") and LTE-Advanced cellular modules. In this segment, we do not have the opportunity to provide connectivity services or fully-integrated IoT solutions to the OEM customer. Our Embedded Broadband business is expected to transition over time from 4G LTE to fifth generation ("5G") technology.

As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not classify asset information on a segmented basis.

We disaggregate our revenue from contracts with customers into reportable segments, type and geographical region.

REVENUE BY TYPE

	2019	2018	2017
Revenue
Product	$614,384	$699,158	$645,402
Recurring and other services	99,129	94,444	45,325
	$713,513	$793,602	$690,727

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

REVENUE BY GEOGRAPHICAL REGION

	2019	2018	2017
Americas	$300,104	$314,169	$227,905
Europe, Middle East and Africa	147,091	167,812	168,400
Asia-Pacific	266,318	311,621	294,422
	$713,513	$793,602	$690,727

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2019	2018
Americas	$27,168	$26,045
Europe, Middle East and Africa	5,594	9,027
Asia-Pacific	7,162	4,770
	$39,924	$39,842

7.	RESEARCH AND DEVELOPMENT

The components of research and development costs consist of the following:

	2019	2018	2017
Gross research and development	$86,726	$94,352	$83,538
Government tax credits	(253)	(645)	(885)
	$86,473	$93,707	$82,653

8.	RESTRUCTURING

April 2019

On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company:
1) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France. Following a detailed process, the majority of employees impacted by this program have been notified and the program was largely completed by the end of 2019. Our sales and customer support capability in Issy-Les-Moulineaux will remain unchanged and our teams in Toulouse and Sophia Antipolis will continue to provide key technical capability for our cloud and services offerings; and
2) Outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and we expect the activities to be fully transitioned by mid-2020.
These two initiatives have impacted approximately 128 positions of which 97 positions were in France. During the year ended December 31, 2019, we recorded $18.6 million in severance and $7.9 million in transitional costs related to these two initiatives. As at December 31, 2019, outstanding liability of $8.7 million relating to these initiatives is included in Accounts payable and accrued liabilities and the majority of the amount is expected to be paid by the end of June 2020.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

November 2018

To accelerate our transformation to a Device-to-Cloud IoT solutions company, we initiated certain organizational structure changes during November 2018. This initiative affected 76 employees in various locations and functions within the Company.

In 2019, we continued with certain organizational structure changes within various locations and functions of the Company that we initiated during November 2018, including the realignment of our sales resources into a single sales organization to enable a unified approach to sales. During the year ended December 31, 2019, we recorded $1.5 million in severance and other related costs (2018 - $2.3 million).  As at December 31, 2019, we have incurred total costs of $3.8 million. As at December 31, 2019, there was no liability outstanding related to this initiative.

March 2018

In the first quarter of 2018, we commenced various initiatives focused on capturing synergies related to the integration of Numerex into the existing operations and efficiency gains in other areas of the business. In total, these initiatives affected 61 employees in various locations and functions within the Company. During the year ended December 31, 2019, we recorded $0.1 million in severance and other related costs associated with this initiative (2018 - $4.8 million). As at December 31, 2019, we have incurred total costs of $5.0 million related to this initiative and do not expect to incur any additional costs. As at December 31, 2019, there was no liability outstanding related to this initiative.

The following table provides the activity in the restructuring liability:

	2019	2018
Balance, beginning of period	$2,486	$540
Reclassification from long-term obligations	1,617	—
Expensed in period	28,160	7,115
Disbursements	(23,424)	(5,081)
Foreign exchange	(184)	(88)
	$8,655	$2,486

Classification:
Accounts payable and accrued liabilities (note 20)	8,655	2,486
	$8,655	$2,486

By restructuring initiative:
March 2018	$—	$842
November 2018	—	1,644
April 2019	8,655	—
	$8,655	$2,486

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

9.	OTHER INCOME (EXPENSE)

The components of other income (expense) for the years ended December 31 were as follows:

	2019	2018	2017
Interest income	$429	$253	$245
Interest expense	(263)	(156)	(159)
Discount fees (note 25(d))	(347)	—	—
Other	(120)	(46)	(19)
	$(301)	$51	$67

10.	INCOME TAXES

The components of earnings (loss) before income taxes consist of the following:

	2019	2018	2017
Canadian	$(23,901)	$10,880	$7,205
Foreign	(35,717)	(34,574)	512
Earnings (loss) before income taxes	$(59,618)	$(23,694)	$7,717

The income tax expense (recovery) consists of:

	2019	2018	2017
Canadian:
Current	$126	$101	$28
Deferred	8,706	(4,508)	1,665
	$8,832	$(4,407)	$1,693
Foreign:
Current	$2,083	$2,500	$2,347
Deferred	5	2,823	(841)
	$2,088	$5,323	$1,506
Total:
Current	$2,209	$2,601	$2,375
Deferred	8,711	(1,685)	824
	$10,920	$916	$3,199

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2019	2018	2017
Income tax expense (recovery) at Canadian statutory income tax rates of 26.99% (2018 - 26.99%; 2017 - 26.01%)	$(16,080)	$(6,330)	$1,979
Increase (decrease) in income taxes for:
Permanent and other differences	(1,363)	2,173	(1,452)
Change in statutory/foreign tax rates and foreign exchange rates	1,073	4,238	1,049
Change in valuation allowance	26,741	1,041	1,571
Stock-based compensation expense	1,287	1,973	1,633
Adjustment to prior years	(738)	(2,179)	(1,581)
Income tax expense	$10,920	$916	$3,199

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2019	2018
Deferred income tax assets (liabilities)
Property and equipment	$(3,320)	$1,289
Non capital loss carry-forwards	93,729	89,499
Capital loss carry-forwards	3,314	3,195
Scientific research and development expenses and credits	25,437	20,004
Reserves and other	19,869	16,044
Investments	(1,106)	(801)
Acquired intangibles	(6,591)	(10,022)
Lease liabilities	6,144	—
	137,476	119,208
Valuation allowance	140,301	113,560
	$(2,825)	$5,648

	2019	2018
Classification:
Assets
Non-current	$2,096	$11,751
Liabilities
Non-current	(4,921)	(6,103)
	$(2,825)	$5,648

At December 31, 2019, we have provided for a valuation allowance on our deferred tax assets of $140,301 (2018 - $113,560).

At December 31, 2019, we have Canadian net operating loss carry-forwards of $1,808 that expire in 2039 to offset future Canadian taxable income, and allowable capital loss carry-forwards of $11,917 that are available, indefinitely, to be deducted against future Canadian taxable capital gains.  In addition, we have

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

investment tax credits of $22,585 and $10,109 available to offset future Canadian federal and provincial income taxes payable, respectively.  The investment tax credits expire between 2030 and 2039.  At December 31, 2019, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.

At December 31, 2019, net operating loss carry-forwards for our foreign subsidiaries were $65,489 for U.S. income tax purposes, of which, $9,860 may be carried forward indefinitely, and $55,629 expires between 2021 and 2037, $6,531 for Sweden income tax purposes, $25 for Norway income tax purposes, $60,294 for Luxembourg income tax purposes, and $231,025 for French income tax purposes.  The Sweden, Norway, Luxembourg and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.  In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement.  Our French subsidiaries also have research tax credit carried forward of $3,627 and employment tax credit carried forward of $184 as at December 31, 2019.  The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three-year period following the year the tax credits are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate.  Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.

In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized.  Management considers projected future taxable income and tax planning strategies in making our assessment.

Accounting for uncertainty in income taxes

At December 31, 2019, we had gross unrecognized tax benefits of $4,628 (2018 — $4,482).  Of this total, $447 (2018 — $652) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.

Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2019	2018
Unrecognized tax benefits, beginning of year	$4,482	$4,418
Increases — tax positions taken in prior periods	49	3
Increases — tax positions taken in current period	—	—
Settlements and lapses of statute of limitations	97	61
Unrecognized tax benefits, end of year	$4,628	$4,482

We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations.  At December 31, 2019, we had increased $56 (2018 - increased $29) for accruals of interest and penalties.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions.  Tax years ranging from 2006 to 2019 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.

The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2019 could reduce by approximately $234 in the next 12 months.

Deferred taxes on foreign earnings

No provision for taxes has been provided on undistributed foreign earnings, as it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.

11.	STOCK-BASED COMPENSATION PLANS

(a)    Stock-based compensation expense:

	2019	2018	2017

Cost of goods sold	$167	$491	$461
Sales and marketing	3,750	2,784	2,503
Research and development	2,752	2,274	2,038
Administration	6,261	7,511	5,339
	$12,930	$13,060	$10,341

Stock option plan	2,890	3,350	3,297
Restricted stock plan	10,040	9,710	7,044
	$12,930	$13,060	$10,341

(b)    Stock option plan

Under the terms of our Stock Option Plan (the “Plan”), our Board of Directors may grant options to employees, officers and directors. The maximum number of shares issuable pursuant to the Plan is the lesser of 8.1% of the number of issued and outstanding common shares from time to time or 7,000,000 common shares.  In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.1% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at December 31, 2019, stock options exercisable into 1,064,026 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of an option will be determined on the date of grant and will not be less than the closing market price of our stock at that date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the expiry date of each option at the time it is granted, which cannot be more than five years after the date of the grant.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2019	2018	2017
Risk-free interest rate	2.03%	2.22%	1.37%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	54%	55%	55%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of options granted (in dollars)	$5.38	$7.02	$11.09

There is no dividend yield because we do not pay, and do not plan to pay, cash dividends on our common shares.  The expected stock price volatility is based on the historical volatility of our average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Options	Cdn.$	U.S.$	In Years	U.S.$
Outstanding, December 31, 2016	1,315,623	19.65	14.61	2.9	4,687
Granted	685,936	32.16	25.58
Exercised	(500,184)	14.91	11.86		6,997
Forfeited	(37,894)	24.58	19.55
Outstanding, December 31, 2017	1,463,481	26.38	20.98	3.2	4,788
Granted	343,173	21.47	15.75
Exercised	(221,262)	16.10	11.81		1,222
Forfeited	(207,044)	34.24	25.10
Outstanding, December 31, 2018	1,378,348	26.79	19.64	2.8	822
Granted	462,937	16.07	12.34
Exercised	(47,231)	13.58	10.43		80
Forfeited	(205,911)	26.45	20.31
Outstanding, December 31, 2019	1,588,143	23.62	18.14	2.6	30

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option. For the year ended December 31, 2019, the aggregate intrinsic value of stock options exercised was $80 (2018 - $1,222).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

The following table summarizes the stock options outstanding and exercisable at December 31, 2019:

	Options Outstanding				Options Exercisable
Range of	Number of	Weighted Average Remaining Option Life	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Exercise Prices	Options	(years)	Cdn.$	U.S.$	Exercisable	Cdn.$	U.S.$
$8.46 - $12.21 U.S. $11.01 - $15.90 Cdn	278,373	1.9	13.79	10.59	201,595	13.98	10.74
$12.22 - $13.02 U.S. $15.91 - $16.95 Cdn	356,236	4.1	16.45	12.64	—	—	—
$13.03 - $16.37 U.S. $16.96 - $21.31 Cdn	319,452	3.2	20.50	15.75	139,133	20.70	15.90
$16.38 - $25.23 U.S. $21.32 - $32.85 Cdn	232,072	2.1	30.56	23.48	163,836	30.46	23.40
$25.24 - $32.29 U.S. $32.86 - $42.03 Cdn	402,010	1.5	35.24	27.07	319,509	35.85	27.54
	1,588,143	2.6	23.62	18.14	824,073	26.87	20.64

The options outstanding at December 31, 2019 expire between March 3, 2020 and November 8, 2024.

As at December 31, 2019, the unrecognized stock-based compensation cost related to the non-vested stock options was $4,548 (2018 — $5,451; 2017 — $7,879), which is expected to be recognized over a weighted average period of 2.6 years (2018 — 2.3 years; 2017 — 2.8 years).

(c)     Restricted share plans

We have two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”).  The RSPs support our growth and profitability objectives by providing long-term incentives to certain executives and other key employees and also encourage our objective of employee share ownership through the granting of restricted share units (“RSUs”).  There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs.  The form and timing of settlement is subject to local laws.

The maximum number of shares issuable pursuant to outstanding awards under the treasury based restricted share unit plan is 3.7% of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.1% of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2019, 282,733 share units are available for future allocation under the treasury based restricted share unit plan. With respect to the two market based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange ("TSX") and Nasdaq, which are used to settle vested RSUs.  The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution.

In January 2018, the Board of Directors approved a proposal to include a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs (market condition) have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

In February 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives as well as PSUs measured against a benchmark index. The fair value of the PSUs (performance condition) that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives is the Company's stock price on the date of grant. The fair value of the PSUs that are measured against a benchmark index at date of grant is determined using the Monte Carlo simulation model. These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index, service revenue or cost savings targets and the associated performance conditions are probable of being achieved.

Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.

The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date, or date of vesting.

The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	Cdn.$	U.S.$	In years	U.S.$
Outstanding, December 31, 2016	745,974	22.59	16.81	2.1	11,689
Granted	454,685	32.02	25.47
Vested / settled	(284,888)	22.86	18.18		6,098
Forfeited	(39,030)	21.10	16.77
Outstanding, December 31, 2017	876,741	26.80	21.31	2.1	17,919
Granted	754,452	23.78	17.44
Vested / settled	(520,660)	25.69	18.84		8,876
Forfeited	(64,258)	25.73	18.86
Outstanding, December 31, 2018	1,046,275	26.23	19.24	2.6	13,289
Granted	1,222,131	16.20	12.44
Vested / settled	(333,865)	23.71	18.22		4,607
Forfeited	(118,782)	19.80	15.20
Outstanding, December 31, 2019	1,815,759	20.08	15.42	2.3	17,310
Outstanding – vested and not settled	165,409
Outstanding – unvested	1,650,350
Outstanding, December 31, 2019	1,815,759

As at December 31, 2019, the total remaining unrecognized compensation cost associated with the RSUs totaled $14,871 (2018 — $11,530; 2017 — $9,346), which is expected to be recognized over a weighted average period of 1.9 years (2018 — 1.9 years; 2017 — 1.6 years).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

12.	EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2019	2018	2017
Net earnings (loss)	$(70,538)	$(24,610)	$4,518

Weighted average shares used in computation of:
Basic	36,166	36,019	32,356
Assumed conversion	—	—	537
Diluted	36,166	36,019	32,893
Net earnings (loss) per share (in dollars):
Basic	$(1.95)	$(0.68)	$0.14
Diluted	(1.95)	(0.68)	0.14

As the Company incurred losses for the years ended December 31, 2019 and 2018, all equity awards for those years were anti-dilutive and were excluded from the diluted weighted average shares.

13.	ACCOUNTS RECEIVABLE

The components of accounts receivable at December 31 were as follows:

	2019	2018
Trade receivables	$118,349	$154,593
Less: allowance for doubtful accounts	(3,170)	(2,968)
	115,179	151,625
Sales taxes receivable	3,739	3,016
R&D tax credits	3,816	3,783
Financing receivables	959	1,876
Contract assets (note 2(c))	1,688	1,953
Other receivables	6,051	9,472
	$131,432	$171,725

The movement in the allowance for doubtful accounts during the years ended December 31 were as follows:

	2019	2018	2017
Balance, beginning of year	$2,968	$1,827	$2,486
Bad debt expense (recovery)	490	1,159	(535)
Write-offs and settlements	(285)	9	(194)
Foreign exchange	(3)	(27)	70
	$3,170	$2,968	$1,827

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

14.	INVENTORIES

The components of inventories at December 31 were as follows:

	2019	2018
Electronic components	$30,149	$28,849
Finished goods	24,142	21,930
	$54,291	$50,779

15.	PREPAIDS AND OTHER

The components of prepaids and other at December 31 were as follows:

	2019	2018
Inventory advances	$10,418	$3,851
Insurance and licenses	309	846
Deposits	2,231	1,921
Contract acquisition and fulfillment costs	1,529	880
Other	4,769	4,205
	$19,256	$11,703

In 2019, $357 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (2018 - $959).

16.	PROPERTY AND EQUIPMENT

The components of property and equipment at December 31 were as follows:

	2019
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,189	$1,948	$1,241
Research and development equipment	42,596	30,309	12,287
Production equipment and tooling	46,637	29,549	17,088
Computer equipment	9,592	8,044	1,548
Software	9,854	7,727	2,127
Leasehold improvements	7,319	5,124	2,195
Leased vehicles	584	560	24
Office equipment	1,408	1,195	213
Monitoring equipment	1,852	1,117	735
Network equipment	6,780	4,314	2,466
	$129,811	$89,887	$39,924

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

	2018
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,089	$1,634	$1,455
Research and development equipment	38,761	28,361	10,400
Production equipment and tooling	43,860	26,427	17,433
Computer equipment	9,099	7,464	1,635
Software	8,180	6,287	1,893
Leasehold improvements	6,754	4,489	2,265
Leased vehicles	983	688	295
Office equipment	1,533	1,162	371
Monitoring equipment	1,821	905	916
Network equipment	6,262	3,083	3,179
	$120,342	$80,500	$39,842

Amortization expense relating to property and equipment was $16,257, $18,204, and $14,032 for the years ended December 31, 2019, 2018, and 2017, respectively.

17.	INTANGIBLE ASSETS

The components of intangible assets at December 31 were as follows:

	2019
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,416	$13,540	$1,876
Licenses	52,517	48,912	3,605
Intellectual property	27,824	22,326	5,498
Customer relationships	116,576	69,883	46,693
Brand	14,613	3,727	10,886
In-process research and development	10,274	8,760	1,514
	$237,220	$167,148	$70,072

	2018
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,163	$13,328	$1,835
Licenses	50,740	49,112	1,628
Intellectual property	28,277	18,671	9,606
Customer relationships	118,741	61,993	56,748
Brand	14,854	2,536	12,318
In-process research and development	10,521	7,766	2,755
	$238,296	$153,406	$84,890

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Estimated annual amortization expense for the next 5 years ended December 31 are as follows:

2020	13,590
2021	9,360
2022	8,311
2023	8,009
2024	7,960

In the first quarter of 2017, we recorded an impairment charge of $3,668 related to an intangible asset recorded on the acquisition of Maingate as a result of a decision to terminate a service offering that was superseded by a more technologically advanced offering in our IoT Solutions business.

Amortization expense relating to intangible assets was $16,920, $20,946, and $16,471 for the years ended December 31, 2019, 2018, and 2017, respectively.

The weighted-average remaining useful lives of intangible assets was 5.9 years as at December 31, 2019.

At December 31, 2019 and 2018, all intangible assets were subject to amortization. At December 31, 2017, a net carrying amount of $313 included in intangible assets was not subject to amortization.

18.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2019	2018
Balance at beginning of year	$211,074	$218,516
Goodwill acquired (note 5(c) and 5(d))	—	1,016
Disposal of assets of a business unit	—	(2,073)
Foreign currency translation adjustments	(3,479)	(6,385)
	$207,595	$211,074

IoT Solutions	$121,429	$123,213
Embedded Broadband	86,166	87,861
	$207,595	$211,074

During the first quarter of 2019, the Company implemented certain strategic and organizational structure changes that resulted in the change of our reporting units. Effective March 31, 2019, we have two reportable segments and two reporting units: (a) IOT Solutions and (b) Embedded Broadband. As a result, we reassigned our assets and liabilities and goodwill to the two new reporting units. Goodwill has been reassigned to the new reporting units using a fair value allocation approach, i.e. discounted cash flow analysis. We have reclassified our comparative information.
We assessed the recoverability of goodwill as at October 1, 2019 for each of the identified reporting units and determined that the fair value of each of the two reporting units exceeded its carrying value. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value with the carrying amount of goodwill for each reporting unit was not required.

There was no impairment of goodwill during the years ended December 31, 2019, 2018 and 2017.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

19.	LEASES

The components of lease expenses were as follows:

2019
Operating lease cost	$9,610
Finance lease cost	345
Short-term lease cost	1,961
ROU asset impairment	877

Sublease income	(1,032)
Total lease expenses	$11,761

We have operating leases for offices, data centers and certain office equipment. Our leases have remaining lease terms of 0.2 year to 12.0 years. We sublease certain offices to third parties.

In the fourth quarter of 2019, we recorded a right-of-use asset impairment related to our office in France that we partially cease to use and sublease.

Supplemental Balance Sheet information related to leases was as follows:

2019
Operating Leases
Operating lease right-of-use assets	$25,609

Accounts payable and accrued liabilities	$5,933
Operating lease liabilities	25,154
Total operating lease liabilities	$31,087

Finance Leases
Property and equipment, gross	$1,383
Accumulated depreciation	(1,194)
Property and equipment, net	$189

Accounts payable and accrued liabilities	$379
Long-term obligations	208
Total finance lease liabilities	$587

Weighted Average Remaining Lease Term
Operating leases	7.1
Finance leases	1.6

Weighted Average Discount Rate
Operating leases	2.6%
Finance leases	3.5%

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Supplemental cash flow information related to leases was as follows:

2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,860
Financing cash flow from finance leases	535

New lease assets obtained in exchange for lease liabilities (non-cash):
Operating leases	$6,782
Financing leases	38

Maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases	Total
2020	$6,069	$331	$6,400
2021	6,340	248	6,588
2022	4,985	8	4,993
2023	3,066	8	3,074
2024	2,191	3	2,194
Thereafter	12,014	—	12,014
Total lease payments	34,665	598	35,263
Less: imputed interest	(3,578)	(11)	(3,589)
Total lease liabilities	$31,087	$587	$31,674

20.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The components of accounts payable and accrued liabilities at December 31 were as follows:

	2019	2018
Trade payables and accruals	$75,057	$95,701
Inventory commitment reserve	1,430	843
Accrued royalties	11,870	14,348
Accrued payroll and related liabilities	15,093	18,115
Professional services	4,481	6,702
Taxes payable (including sales taxes)	4,904	4,957
Product warranties (note 27(a)(iii))	8,927	7,914
Sales credits	8,814	7,055
Restructuring liability (note 8)	8,655	2,486
Operating lease liabilities (note 19)	5,933	—
Finance lease liabilities (note 19)	379	533
Other	28,013	25,566
	$173,556	$184,220

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

21.	LONG-TERM OBLIGATIONS

The components of long-term obligations at December 31 were as follows:

	2019	2018
Accrued royalties	$30,988	$28,181
Deferred revenue	8,078	6,317
Finance lease liabilities (note 19)	208	558
Other	4,500	8,194
	$43,774	$43,250

Remaining performance obligations

As of December 31, 2019, we had $24,173 of remaining performance obligations to be recognized (December 31, 2018 - $20,820), of which we expect to recognize approximately 41% in 2020, 31% in 2021, and 28% in subsequent years.

We do not disclose the value of remaining performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

22.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at December 31, net of taxes, were as follows:

	2019	2018
Balance, beginning of period	$(9,146)	$(2,476)
Foreign currency translation adjustments	(3,241)	(4,226)
Loss on long term intercompany balances	(829)	(2,444)
Balance, end of period	$(13,216)	$(9,146)

23.	SHARE CAPITAL

On August 1, 2018, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we may purchase for cancellation up to 3,580,668 of our common shares, or approximately 9.9% of the common shares outstanding as of the date of the announcement, representing 10% of the public float. The NCIB commenced on August 8, 2018 and terminated on August 7, 2019. During the year ended December 31, 2019, we did not repurchase any common shares. During the year ended December 31, 2018, we purchased and canceled 161,500 common shares at an average price of $19.32 per share under the NCIB. The excess purchase price over an above the average carrying value in the amount of $1,187 was charged to retained earnings in 2018.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

24.	SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes supplemental cash flow information and non-cash activities:

	2019	2018	2017
Net income taxes paid	$616	$1,105	$6,100
Net Interest (received) paid	(202)	118	105
Discount fees paid (note 25 (d))	347	—	—
Non-cash property and equipment additions	485	231	—
Non-cash additions related to asset retirement obligations	—	—	75

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	2019	2018	2017
Cash and cash equivalents	$75,454	$89,076	$65,003
Restricted cash	3,629	221	221
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$79,083	$89,297	$65,224

As at December 31, 2019, restricted cash of $221 is held in escrow related to certain vendor obligations. We collected $3,408 from trade receivables sold to CIBC under our Accounts Receivable Purchase Agreement which have not been remitted to CIBC as at December 31, 2019. See note 25(d).

25.	FAIR VALUE MEASUREMENT

(a)    Fair value presentation

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.

As at December 31, 2019, we were committed to foreign currency forward contracts totaling $8.4 million Canadian dollars with an average forward rate of 1.3447, maturing between January to June 2020. We recorded unrealized gain of $1,421 in Foreign exchange gain (loss) for those outstanding contracts in the year ended December 31, 2019 (2018 — Foreign exchange loss of $1,201).

(b)    Credit Facilities

In July, 2018, we entered into a committed $30 million senior secured revolving term credit facility ("Revolving Facility") with the Canadian Imperial Bank of Commerce as a sole lender and as Administrative Agent. The Revolving Facility is secured by a pledge against substantially all of our assets and includes an accordion feature, which permits the Company to increase the aggregate revolving loan commitments thereunder on an uncommitted basis subject to certain conditions. The Revolving Facility matures on July 31, 2021 and will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. As at December 31, 2019, there were no borrowings under the Revolving Facility (2018 — nil).

(c)     Letters of credit

We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As at December 31, 2019, there were two letters of credit issued against the revolving standby letter of credit facility for a total value of $0.1 million (2018 — $0.1 million).

(d)     Accounts Receivable Purchase Agreement

On June 26, 2019, the Company entered into an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as Purchaser, to improve its liquidity during high working capital periods. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Eligible trade receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.

The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other income (expense) in the Company’s consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

Pursuant to the RPA, the Company sold and de-recognized $86,856 Receivables in 2019. As at December 31, 2019, $18,174 remained outstanding to be collected from customers and remitted to CIBC. Discount fees of $347 are included in Other income (expense) and legal costs of $129 are included in Administration expense in the consolidated statements of operations. As at December 31, 2019, we collected $3,408 from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities.

26.    FINANCIAL INSTRUMENTS

Financial Risk Management

Financial instruments consist primarily of cash and cash equivalents, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.

We have exposure to the following business risks:

We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.

To manage our foreign currency risks, we may enter into foreign currency forward and options contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.  Accordingly, our future results could be materially affected by changes in these or other factors.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

27.	COMMITMENTS AND CONTINGENCIES

(a) Contingent liability on sale of products

(i)
Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.

(ii)
We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)    We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	2019	2018
Balance, beginning of year	$7,914	$8,159
Provisions	3,686	3,351
Expenditures	(2,673)	(3,596)
Balance, end of year	$8,927	$7,914

(b) Other commitments

We have purchase commitments totaling approximately $128,146 net of related electronic components inventory of $7,207 (December 31, 2018 — $147,029, net of electronic components inventory of $5,008), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between January 2020 and June 2020.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

We also have purchase commitments totaling approximately $7,110 (December 31, 2018 — $8,952) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between January 2020 and October 2022.

During the second quarter of 2019, we entered into a purchase commitment totaling approximately $3,192 with a supplier under which we have committed to buy a minimum amount of cloud computing services between January 2020 and May 2022.

(c) Legal proceedings

We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.

In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.

In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit is in the initial pleadings stage.

In June 2019, Inventergy LBS, LLC filed a patent infringement lawsuit in the United States District Court of the Northern District of Georgia, which lawsuit makes certain allegations concerning our Uplink GPS Asset Tracking devices. The lawsuit has been dismissed with prejudice.

In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary.  The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products.  In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. In District Court, we are continuing to pursue our counterclaims alleging that the plaintiff has breached its commitments to standard setting organizations. A summary judgement hearing has occurred, and a decision of the court is pending. Following the reversal of the invalidity ruling, the District Court has scheduled the matter for trial, coordinating the case with several other pending cases involving the plaintiff and the patent-in-suit and setting the first trial with an unspecified defendant for January 2021. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be unpatentable.

In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in the District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. The lawsuit is currently nearing the end of the discovery stage. Trial in our case has been scheduled for January 2021.

Intellectual Property Indemnification Claims

We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:

In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “Sisvel”), filed patent infringement lawsuits in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that Sisvel alleges relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE.  The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us.  The lawsuits are in the initial pleadings stage. Several defendants have filed motions to dismiss the lawsuits for failure to state a claim for which relief can be granted, which motion have been granted in February 2020 with leave given to the plaintiff to amend its pleadings.

Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.

We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

28.	SUBSEQUENT EVENT

On January 7, 2020, we completed the acquisition of M2M group of companies ("M2M Group") in Australia. Total cash consideration paid to the shareholders of M2M Group was $19.6 million for 100% of the equity plus approximately $1.4 million for the retirement of certain obligations, subject to normal working capital adjustments. The M2M Group is focused on IoT connectivity services and cellular devices in Australia, and the acquisition expands the Company's IoT Solutions business in the Asia-Pacific region.

The Company has not disclosed its purchase price allocation as it has not had sufficient time between the acquisition date and the date these financial statements were issued to obtain and review information regarding the completeness and measurement of the identifiable assets acquired and liabilities assumed.